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CONFIDENTIAL

March 12, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph M. Kempf, Robert Littlepage, Edwin Kim and Jan Woo

Re:	LegalApp Holdings, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted on February 1, 2021
CIK No. 0001565687

Ladies and Gentlemen:

On behalf of Intapp, Inc., previously known as LegalApp Holdings, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter, dated February 26, 2021 (the “Comment Letter”), to the Company regarding the Company’s above-referenced draft registration statement (CIK No. 0001565687) on Form S-1 (the “Draft Registration Statement”), confidentially submitted to the SEC on February 1, 2021.

To facilitate your review of the Company’s responses, we have repeated your comment in italics followed immediately by the response of the Company. Simultaneously with the transmission of this letter, the Company is confidentially submitting via EDGAR its amended draft registration statement on Form S-1 (“Amended Draft Registration Statement”), responding to the Staff’s comments and including certain other revisions and updates. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amended Draft Registration Statement. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Draft Registration Statement.

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SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Draft Registration Statement on Form S-1 Submitted on February 1, 2021

Prospectus Summary, page 1

1.

Please further explain how you calculated the total addressable market of $23.9 billion, including any material assumptions. For example, clarify whether you based the calculation on the 60,000 firms in the underserved market that you reference on page 13. Clarify the nature of the firms included in this figure, such as size or geographic region. Further, revise your statement that the private capital, investment banking, legal, accounting and consulting industries represent a “$3 trillion sector” to clarify whether this represents total revenues or another measure.

In response to the Staff’s comment, the Company respectfully advises the Staff that the $23.9 billion total addressable market is calculated by multiplying the number of firms in the professional and financial services industry by the potential annual contract value of the software solutions used in the business management of such firms, based on our historical data and experience. Based on our knowledge of the industries in which we operate resulting from our experience and review of available market research, we believe that there are approximately 60,000 firms across the professional and financial services industry spanning all regions globally. All firm sizes were considered; however, firms with fewer than 50 employees were removed for the legal, accounting and consulting industries as they are outside of our current target market focus. The Company’s internal data was used to calculate the average annual contract value of our products for each industry and company size.

The $3 trillion sector represents the estimated total global revenues of the legal, private capital, investment banking, accounting and consulting industries.

The Company has revised its disclosure on pages 3, 7, 92, 96 and 97 in response to the Staff’s comment.

Risk Factors

Our amended and restated certificate of incorporation will designate a state or federal court located …, page 55

2.

Since your exclusive forum provision provides for federal courts to have exclusive jurisdiction over Securities Act claims, please briefly discuss the uncertainty as to whether a court would enforce such a provision. Also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, please describe your exclusive forum provision in your Description of Capital Stock section.

In response to the Staff’s comment, the Company has revised its disclosure on pages 55, 137 and 138.

Use of Proceeds, page 61

3.

We note that your management will have broad discretion as to the use of the net offering proceeds and that you intend to repay “certain amounts” outstanding under your credit facility. Please clarify whether it is your intention to pay down the $273 million outstanding under the term loan and/or the $10 million under the credit facility in its entirety or substantially all of these amounts.

The Company acknowledges the Staff’s comment and respectfully submits that it has not yet determined the indebtedness that will be repaid using net proceeds received from the offering. The Company further advises the Staff that it will revise the disclosure in a subsequent amendment to the Registration Statement to include the outstanding debt it intends to repay using net proceeds from the offering in compliance with Item 504 of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues

Factors Affecting Our Performance, page 72

4.

We note that the total ARR expansion from FY2014 to FY2020 has been decreasing. Please discuss the underlying business drivers and factors that have contributed to this decrease. Disclose whether any of the factors constitutes a trend or uncertainty that is reasonably likely to have a material effect on the financial condition of the company. Refer to Section IV of SEC Release 33-8350.

In response to the Staff’s comment, the Company respectfully advises the Staff that the total ARR expansion by cohort graphic is intended to reflect ARR expansion within our existing client base over time, categorized by the fiscal year in which a client first contracted for any of our platform modules (each, an “annual cohort”). As clients with whom we have a longer relationship have had more time to expand beyond the platform module(s) for which they initially contracted, we would expect such clients in older annual cohorts to have total ARR expansion greater than newer annual cohorts. Conversely, we would expect clients with whom we have a shorter relationship to have lower total ARR expansion than older annual cohorts as a result of not having as much experience with our platform module(s) and as many opportunities to expand their usage thereof. Based upon the above, management does not believe that the chart reflects a trend or uncertainty that is reasonably likely to have a material effect on the financial condition of the company.

Key Business Metrics, page 74

5.	Please disclose the number of clients with contracts greater than $100,000 of ARR in fiscal year 2019.

In response to the Staff’s comment, the Company respectfully advises the Staff that as of June 30, 2019 it had 308 clients with contracts greater than $100,000 of ARR. The Company has revised its disclosure on page 75 in response to the Staff’s comment.

Results of Operations, page 78

6.

We note that your operating subsidiary, Intapp Inc., has announced that it will cease selling non-cloud based products as of January 1, 2021. In accordance with Items 303(b)(2)(i) and (ii) of Regulation S-K, tell us and disclose your consideration of the uncertainties and the impact of this event on your future operations. To the extent material, discuss how this change may impact future revenue, cost of revenues, and income from continuing operations.

In response to the Staff’s comment, the Company respectfully advises the Staff that it does not expect the transition to exclusively selling cloud-based solutions to have a material impact on its future operations. In fact, the Company has been making this transition for some time over the past several years. The Company notes that, as disclosed in the Amended Draft Registration Statement on pages 2, 74 and 92, the Company’s total ARR grew from $143.4 million to $172.6 million as of June 30, 2019 and 2020, respectively, or $29.2 million, of which Cloud ARR growth comprised $26.8 million (growing from $47.3 million to $74.1 million as of June 30, 2019 and 2020, respectively). Additionally, in limited circumstances, the Company will continue to sell its on-premises software opportunistically to capture sales from important clients, but will seek to transition these clients to cloud-based solutions in accordance with its policy. As existing non-Cloud ARR growth already comprises a very small percentage of its total ARR growth, the Company does not expect the transition to exclusively selling cloud-based solutions to have a material impact on its future operations.

Principal Stockholders, page 130

7.	Please disclosure the natural person(s) that hold voting and/or investment power over the shares held by Temasek and Great Hill, and their respective affiliates.

In response to the Staff’s comment, the Company has revised its disclosure on page 135.

8.

We note that several of your directors are affiliated with Temasek and Great Hill Partners. Please disclose whether the current directors were appointed pursuant to an existing Stockholders’ Agreement. Further, please advise whether the Stockholders’ Agreement that will be effected following the completion of the offering will have board appointment or nomination rights related to the current board.

In response to the Staff’s comment regarding the current directors, the Company respectfully advises the Staff that all of the Company’s current directors were appointed pursuant to an existing Stockholders’ Agreement. The Company has revised its disclosure on page 132 in response to the Staff’s comment.

The Company acknowledges the Staff’s comment regarding the Stockholders’ Agreement that will be effected following the completion of the offering and respectfully advises the Staff that it has not yet been determined whether such agreement will have board appointment or nomination rights related to the current board. The Company further advises the Staff that it will revise the disclosure in a subsequent amendment to the Registration Statement to include such information, once determined.

Exhibits

9.	Please tell us whether you intend to file the director service agreement with Charles Moran. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to file the director service agreement with Charles Moran. The Company has revised the Exhibit Index of the Amended Draft Registration Statement in response to the Staff’s comment.

General

10.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that it will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company further advises the Staff that investors will not retain copies of such materials.

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We thank the Staff in advance for its consideration of the Amended Draft Registration Statement and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the Amended Draft Registration Statement, please do not hesitate to contact me at (212) 848-8414.

Yours very truly,

/s/ Lona Nallengara
Lona Nallengara

cc:	John Hall, Intapp, Inc.

Robert Masella, Shearman & Sterling LLP

Kristina Trauger, Shearman and Sterling LLP

Tad J. Freese, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP